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                            ThinkEquity Partners LLC
                         31 West 52nd Street, 17th Floor
                              New York, N.Y. 10019

October 27, 2005

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C.  20549

          Re: ELECTRO-OPTICAL SCIENCES, INC. (THE "COMPANY") REGISTRATION STATEMENT ON FORM S- 1 (REG. NO. 333-125517)

Ladies and Gentlemen:

     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), we hereby join with the Company to request that the effective date for the Registration Statement referred to above be accelerated to 9:00 a.m., (New York time) on October 28, 2005 or as soon as practicable thereafter.

     In connection with Rule 460 of the Act, please be advised that, during the period from September 27, 2005 to the date of this letter, we have effected the following distribution of copies of the Preliminary Prospectus dated September 27, 2005:

           Number of prospectuses distributed to institutions          433
           Number of prospectuses distributed to individuals            61
           Number of prospectuses distributed to underwriters          300
                                                                 ----------
           Total                                                       794

     The undersigned has and will, and each participating underwriter and dealer has advised the undersigned that it has and will, comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended in connection with the above-referenced issue.

Very truly yours,

THINKEQUITY PARTNERS LLP
STANFORD GROUP COMPANY

By:  THINKEQUITY PARTNERS LLP

By:    /s/ Ben Davey
       -------------------------------------------
Name:  Ben Davey
Title: Managing Director, Head of Equity Syndicate


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